Exhibit (a)(1)(S)
[FORM OF COMMUNICATION REGARDING THE RESULTS OF THE BOSTON SCIENTIFIC STOCK OPTION EXCHANGE PROGRAM]
Results of the Boston Scientific Stock Option Exchange Program
Boston Scientific’s Stock Option Exchange Program expired at 11:59 p.m., Eastern Daylight Savings Time, on [June 18, 2007]. Since the offer has now terminated, Boston Scientific will not be accepting any additional elections to participate in the exchange program. If you had an option grant accepted for exchange, shortly you will receive an award for each such grant (in the form previously provided to you, but with the blanks filled in).
If you have any questions, please telephone Mellon Investor Services in the United States at 1-800-718-2943 or internationally at 201-680-6670.
Thank you,